EXHIBIT 99.1

TOP Ships Inc. Announces Filing of Its Annual Report on Form 20-F

ATHENS, Greece, May 1, 2013 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS), an international ship-owning company, announced today that it has filed its Annual Report on Form 20-F, on May 1, 2013, for the year ended 2012. Due to the Company's efforts to close a commercial transaction on April 30, 2013, the due date of the Annual Report, and to update its audited financial statements to reflect the effect of the transaction, the Company was unable to file its Annual Report by the filing deadline at the close of business on April 30, 2013. The Company therefore filed a Form 12b-25 Notification of Late Filing on May 1, 2013, providing the Company an additional fifteen days to file its Annual Report, and subsequently filed its Annual Report on May 1, 2013, within the extension period permitted by Rule 12b-25(b).

The Annual Report is available for download on the Company's website, www.topships.org. Any shareholder may receive a hard copy of the Company's complete Annual Report, which includes the Company's complete 2012 audited financial statements, free of charge upon request.

The audit opinion of Deloitte, Hadjipavlou, Sofianos and Cambanis S.A. regarding the 2012 financial statements of the Company, which was included in the Company's Annual Report, is unqualified. However, the opinion includes the following explanatory paragraphs:

"The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's recurring losses from operations and stockholders' capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2(l) as a result of the Company's decision not to dispose of the entire drybulk fleet the results of drybulk operations were reclassified from discontinued operations to income from continuing operations for the two years ended December 31, 2010 and 2011."

Investors are urged to read the full text of the Company's Annual Report, including Notes 3 and 2(l) to the consolidated financial statements referred to above.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT: Alexandros Tsirikos
         Chief Financial Officer
         TOP Ships Inc.
         1, Vassilissis Sofias Str. &
         Meg. Alexandrou Str.
         151 24, Maroussi, Greece
         Tel: +30 210 812 8180
         Email: atsirikos@topships.org